UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

July 27, 2015

Date of Report (Date of Earliest Event Reported)

KYTHERA BIOPHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35663	03-0552903
(State or Other of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

30930 Russell Ranch Road, Third Floor

Westlake Village, CA 91362

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (818) 587-4500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.     Other Events.

On July 27, 2015, KYTHERA Biopharmaceuticals, Inc. (“KYTHERA”) and Allergan plc (“Allergan”) issued a joint press release to announce that the U.S. Federal Trade Commission (the “FTC”) has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to Allergan’s pending acquisition of KYTHERA. On July 6, 2015, each of KYTHERA and Allergan filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division of the U.S. Department of Justice and the FTC.  The early termination of the waiting period under the HSR Act satisfies one of the conditions to the closing of the pending acquisition, which remains subject to other customary closing conditions, including receipt of approval by KYTHERA’s stockholders.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.     Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description

99.1	Joint Press Release issued by KYTHERA Biopharmaceuticals, Inc. and Allergan plc on July 27, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KYTHERA BIOPHARMACEUTICALS, INC.

Date: July 27, 2015

	By:	/s/ Keith R. Leonard, Jr.
	Name:	Keith R, Leonard, Jr.
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit	Description

99.1	Joint Press Release issued by KYTHERA Biopharmaceuticals, Inc. and Allergan plc on July 27, 2015